Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

December 16 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Aurigene Oncology Limited reports results of AUR101 in Phase II Study in Patients with moderate to severe psoriasis.”

Aurigene Oncology Limited (formerly known as Aurigene Discovery Technologies Limited) is a wholly owned subsidiary of the Company.

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

 NSE IFSC Ltd.

Aurigene Oncology Limited

(Formerly Aurigene Discovery Technologies Limited)
39-40, KIADB Industrial Area, Electronic City Phase II,
Hosur Road, Bangalore - 560 100. India.

Phone: +91 80 7102 5444. Fax: +9180 2852 6285
E-mail: info@aurigene.com. www.aurigene.com
CIN : U24239KA2001PLC029391

Aurigene reports results of AUR101 in Phase II Study in Patients with moderate to severe psoriasis

Bengaluru, December 16, 2022— Aurigene Oncology, a development stage biotechnology company, today reported results of INDUS-3, a Phase IIb double blind placebo-controlled study of AUR101 conducted in the United States, in patients with moderate to severe psoriasis.

The INDUS-3 study, listed at clinicaltrials.gov with identifier NCT04855721, met its primary endpoint of PASI-75 response at 12 weeks at the 400 mg BID dose, when compared to placebo. The primary endpoint of PASI-75 at 12 weeks at the 200 mg BID dose and the 400 mg QD dose were not met. There were no safety issues identified in the study. Aurigene will be closing the clinical development of AUR101 in psoriasis.

“The magnitude of efficacy improvement with AUR101 (versus placebo) in psoriasis are not what we hoped for in the study. While the positive statistical results at 400 mg BID confirm the role of RORγ in psoriasis, other agents, such as IL-17 antibodies as well TYK-2 inhibitors, lead to better results. In view of this, we believe that AUR101 will not add desirable benefit to patients with moderate to severe psoriasis. Therefore, we have decided to stop the clinical development of AUR101 as an oral drug in psoriasis. Pursuing AUR101 for other indications with suitable partners remains an option.” said Murali Ramachandra, PhD, Chief Executive Officer of Aurigene.

About AUR-101

AUR-101 is a potent, oral RORϒt inverse agonist, with high selectivity across other ROR isoforms and nuclear hormone receptors and expected to confer a superior safety profile. AUR-101, with a good ADME/PK profile and high bioavailability, has demonstrated inhibition of IL-17A in whole blood from psoriasis patients and also very significant reduction in ear swelling and histopathology scores in two separate pre-clinical psoriasis models. In addition, AUR-101 has been found to be safe in preclinical toxicology evaluations, at several fold of efficacious exposures in humans and has also shown good pharmacodynamic modulation in earlier clinical trials.

About Aurigene Oncology Limited:

Aurigene Oncology Limited (formerly, Aurigene Discovery Technologies Limited) is a clinical stage biotech company committed to bringing novel therapeutics for the treatment of cancer and a wholly owned subsidiary of Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY). Based in Bengaluru and Kuala Lumpur, Aurigene is focused on developing innovative therapeutics addressing several hallmarks of cancer and has built comprehensive drug discovery and development capabilities, nurtured a growing team of passionate scientists, and collaborated with partners from across the world. Over the past two decades Aurigene has contributed to delivering 18 novel chemical entities which are currently in clinical development. Aurigene has also out-licensed several first-in-class and best-in-class compounds to pharma and biotech companies for global clinical development, while undertaking clinical POC studies for a few programs on its own. For more information, please visit Aurigene’s website at www.aurigene.com.

Aurigene Contact:
Subir Dubey
Vice President and Head of Business Development
subir_d@aurigene.com